November 2, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Timothy Worthington

Re:	WisdomTree Digital Trust, on behalf of itself and WisdomTree Siegel Global Equity Digital Fund File Nos. 333-255575 and 811-23659 Filing Pursuant to Rule 485(a)

Dear Mr. Worthington:

WisdomTree Digital Trust (the “Trust”) is hereby filing, pursuant to Rule 485(a) under the Securities Act of 1933, as amended, and under the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 73 to the Trust’s Registration Statement on Form N-1A (the “Amendment”). The purpose of the Amendment is to: (i) incorporate comments received from the Staff of the U.S. Securities and Exchange Commission regarding the Trust’s Post-Effective Amendment No. 53, filed on June 2, 2023, relating to the Trust’s WisdomTree Siegel Global Equity Digital Fund (the “Fund”); and (ii) reflect material changes to the Fund’s investment objective and principal investment strategies.

The Registrant does not presently intend to move forward with commencing operations for the WisdomTree Siegel High Income Digital Fund. To the extent the Registrant would wish to do so in the future, a 485(a) filing will be made with respect to such series that includes the updated disclosures, as applicable, consistent with the Funds filed herewith.

Please feel free to contact me at 917-267-3721 with any questions or comments with respect to this filing.

Sincerely,

/s/Ryan Louvar
Ryan Louvar, Esq.

cc:	Todd Zerega Esq. (Perkins Coie LLP) Robert Kim, Esq. (Perkins Coie LLP)